May 26, 2016

John Cash

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 29, 2016

File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated April 28, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 42

1.

Please revise future filings to more fully explain the specific facts and circumstances that resulted in declines in revenues and gross profit margin. Please expand your current disclosures to address:

To facilitate the Staff’s review of the Company’s response to this comment, the Company will respond in turn to each question raised.

•	the reasons for reduced customer spending and delays in project timing in your electric power segment;

Response:

The Company advises the Staff that it will include in future filings disclosure addressing the reasons for reduced customer spending and project delays to the extent such information is

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material and reasonably available to support reliable disclosure. For example, the Company included the following disclosure with respect to regulatory challenges causing reduced customer spending and project delays in its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 (the “Form 10-Q”) (emphasis added):

Revenues decreased $147.6 million, or 7.9%, to $1.71 billion for the three months ended March 31, 2016. This decrease is primarily attributable to a decrease in revenues from oil and gas infrastructure services due to fluctuations in project timing primarily as a result of regulatory delays on certain larger pipeline projects associated with access and environmental permits from government agencies and, to a lesser extent, from reduced demand for services due to lower oil prices and their impact on customer spending. Also contributing to the decrease in revenues was lower electric power infrastructure services revenues resulting from reduced customer spending on large electric transmission projects as customers in this industry face heightened regulatory and environmental requirements from state and federal agencies and more stringent permitting processes with various regional system operators. This increased regulatory environment has impacted the timing of existing projects and delayed the development of other necessary infrastructure projects, which had a corresponding negative impact on the level of demand for our services.

•	how you determine if revenue declines are due to general industry conditions as opposed to a reduction in your market share;

Response:

The Company advises the Staff that management makes such distinctions based on knowledge of general industry trends, including the projects being awarded industry-wide, and knowledge of the Company’s overall project portfolio, customer feedback and resource deployment, and the projects awarded to the Company. The Company also compares its level of activity, including revenue growth or decline, against those of industry peers to determine if changes in revenue are consistent with industry trends. For example, management believes that the Company’s decline in consolidated revenues of approximately 7.9% for the first quarter of 2016 is comparable to the Company’s industry peers, as a majority of the Company’s peers also reported comparable revenue declines in the first quarter of 2016. In addition, the Company monitors commentary by its peers and industry publications about market dynamics and outlook to determine if they are identifying trends that differ from what Quanta is experiencing.

•	the percent of revenues related to large electric transmission projects during each period; and

Response:

The Company notes that it sometimes references “large electric transmission projects” and similar descriptions in its MD&A disclosure. This discussion is supplemental and qualitative in nature, and is provided in an effort to enhance the quantitative disclosure. Perhaps the most significant example of this disclosure is the paragraph captioned “Larger versus smaller transmission projects” in the “Understanding Margins” section of MD&A on page 43 of the

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Form 10-Q. This disclosure is intended to provide users with an understanding of how the Company’s margins can be affected by changes in the mix of revenues from larger versus smaller projects as a general concept and as a basis of reference in MD&A for factors impacting customer spending and Quanta’s results of operations for the period. For example, the Company notes in MD&A that “larger projects typically yield opportunities for higher margins as [the Company assumes] a greater degree of performance risk and allow for a higher degree of utilization of [the Company’s] resources for longer construction timeframes.”

Although Quanta believes this disclosure can add to investors’ understanding of the business, the Company advises the Staff that “larger projects” and similar descriptions are relative terms, which include a multitude of qualitative considerations, and management has not historically defined specific parameters regarding such terms or quantitative metrics with respect thereto as part of managing the Company’s business. Additionally, such terms do not lend themselves to precise, quantitative categorization; instead, the “larger” versus “smaller” distinctions are based on management’s general knowledge of its project portfolio, customer feedback, resource deployment, industry trends and other specific project knowledge. Management has used such terms to highlight to investors differences in risk or margin opportunity profiles when it describes certain projects that may have longer terms or other qualitative characteristics such as higher voltage capacities, larger diameter throughput capacities, increased construction or design complexities, more difficult terrain requirements or longer distance requirements. These and other types of qualitative characteristics, which can lead to higher margin opportunities, may vary by project and are inherently difficult to distill into a repeatable set of criteria that can be applied across the Company’s business to produce a reliable quantitative metric that is meaningful for comparisons over a multi-year basis.

Even if the Company were able to use an objective, revenue-based measure to delineate “large” projects, such an approach would raise difficult categorization issues, such as those raised by including the impact of substantial change orders to contract values on initially smaller, lower margin projects, excluding relatively simple and competitively bid projects that initially exceed the threshold value and including larger contracts that have a high percentage of value attributable to materials (for which little or no margin is attributable) or a high percentage of work subcontracted to third parties (thereby transferring risk and related margin opportunities to third parties). Management believes that such distinctions would ultimately require an arbitrary cut–off for reporting the difference between larger and smaller projects, which may lead to similar projects with similar attributes being categorized differently. Therefore, the reporting of revenues based on the “larger/smaller” project metric may cloud, rather than illuminate, investor understanding of the Company’s business and results of operations.

The Company further advises the Staff that its financial systems and processes are not designed to reliably categorize projects for quantitative disclosure on a sub-segment basis. The Company’s financial systems and processes enable management to review individual projects; however, reliable categorizations of projects based on specific sub-segment attributes such as “electric transmission” or “larger electric transmission” are not available. Further, the percent of revenue attributable to such projects is not used by management to evaluate or manage the business, and as a result the Company has not implemented financial systems or disclosure controls and procedures necessary to enable reliable, precise quantification at the sub-segment level for disclosure purposes.

U.S. Securities and Exchange Commission

•	the additional factors beyond contract losses that resulted in the significantly lower gross profit margin.

Response:

The Company respectfully advises the Staff that it has historically presented disclosure of consolidated gross profit and gross margin in MD&A in a manner that both provides a discussion of the significant directional drivers of the business and includes additional detail on the underlying components of these changes in the segment results to the extent material. For example, in the Results of Operations for the Electric Power Infrastructure Services segment of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”), the Company provided the following discussion of additional factors beyond contract losses that resulted in lower gross margin (emphasis added):

Operating income decreased $100.7 million, or 21.7%, to $362.3 million for the year ended December 31, 2015. Operating income as a percentage of segment revenues decreased to 7.3% for the year ended December 31, 2015 from 8.7% for the year ended December 31, 2014. These decreases were primarily due to a decrease in revenues from large electric transmission projects mentioned above, which typically yield higher margins, and a corresponding increase in lower margin revenues from smaller scale transmission work. This change in revenue mix also resulted in increased inefficiencies associated with transitioning between smaller projects that are not experienced during continuous production on larger projects, as well as certain large transmission resources being underutilized during the year ended December 31, 2015. In addition, operating income and operating income as a percentage of segment revenues decreased in 2015 due to the negative impact of approximately $66 million in aggregate losses recorded during the year ended December 31, 2015 on two projects due to increased costs associated with performance and site related factors that adversely impacted production. These projects include a power plant project in Alaska expected to be complete in mid-2016 and an electric transmission project in Canada that was substantially completed during the third quarter of 2015. Also contributing to the decreases was the negative impact on production for various projects due to heavy snowfall and other unfavorable weather conditions in certain areas of Canada and the northern United States during the first three months of 2015 and a property and equipment impairment of $6.6 million related to certain international renewable energy services operations. Additionally, lower emergency restoration services revenues impacted margins since such services typically yield higher margins. Operating income and margins during 2014 were negatively impacted by the $102.5 million charge to provision for long-term contract receivable associated with an electric power infrastructure services project completed in 2012 described above.

The Company acknowledges the Staff’s comment and, in future filings, will continue to include narrative discussion related to the underlying reasons for material changes in gross margin to the extent available.

U.S. Securities and Exchange Commission

2.	For contracts for which you recorded losses during 2015, please tell us and revise future filings to address:

To facilitate the Staff’s review of the Company’s response to this comment, the Company will respond in turn to each question raised.

•	How losses are estimated …

Response:

The Company advises the Staff that it views the process for the development of loss project estimates as inherent to, and the same as, the project cost estimation process applied across all of Quanta’s customer contracts, which is more fully described in Note 2 of the Notes to Consolidated Financial Statements in the Form 10-K, at pages 98-99, and reproduced below:

The cost estimation process is based on professional knowledge and experience of our engineers, project managers and financial professionals. Changes in job performance, job conditions and final contract settlements are factors that influence management’s assessment of total contract value and the total estimated costs to complete those contracts and therefore, our profit recognition. Changes in these factors may result in revisions to costs and income, and their effects are recognized in the period in which the revisions are determined. These factors are routinely evaluated on a project by project basis throughout the project term, and the impact of corresponding revisions in management’s estimates of contract value, contract cost and contract profit are recorded as necessary in the period in which the revisions are determined. Provisions for losses on uncompleted contracts are made in the period in which such losses are determined to be probable and the amount can be reasonably estimated. If actual results significantly differ from our estimates used for revenue recognition and claim assessments, our financial condition and results of operations could be materially impacted.

Considering the Staff’s comments and in order to more fully disclose how losses are estimated and the specific facts and circumstances that can lead to them, the Company notes that in future filings it will expand the revenue recognition accounting policy disclosure by incorporating the following language, which was previously included in Item 1A. Risk Factors in the Form 10-K, into the discussion referenced above and the related discussion included in MD&A:

Actual revenues and project costs can vary, sometimes substantially, from previous estimates due to changes in a variety of factors including unforeseen circumstances not included in our cost estimates or covered by our contract for which we cannot obtain adequate compensation, including concealed or unknown environmental conditions; changes in the cost of equipment, commodities, materials or labor; unanticipated costs or claims due to customer-caused delays, customer failure to provide required materials or equipment, errors in engineering, specifications or designs, project modifications, or contract termination and our inability to obtain reimbursement for such costs or recover on such claims;

U.S. Securities and Exchange Commission

weather conditions; and quality issues requiring rework or replacement. These factors, along with other risks inherent in performing fixed price contracts may cause actual revenues and gross profits for a project to differ from previous estimates and could result in reduced profitability or losses on projects.

•	… and the specific facts and circumstances that lead to [the losses];

•	The total contract value and percent complete;

•	If applicable, the specific facts and circumstances that resulted in additional losses beyond initial loss estimates;

•	The current status of loss contracts …

Response:

The Company advises the Staff that, with respect to the $73 million of project losses recorded during the year ended December 31, 2015 and referenced in the Form 10-K at page 43, such project losses resulted from unforeseen project costs that were not included within previous cost estimates. The increased costs were driven (i) with respect to an electric transmission project in Canada, primarily by extreme weather conditions during the first quarter of 2015 and forest fires during the second quarter of 2015; (ii) with respect to a directional drilling project in Canada, by extreme weather conditions and changing customer requirements during the second quarter of 2015; and (iii) with respect to a power plant construction project in Alaska, by design issues associated with subcontracted engineering services and local workforce performance issues during the second and fourth quarters of 2015. At December 31, 2015, the two projects in Canada were 100% complete with a combined contract value of $266.6 million. Also, at such date, the power plant construction project in Alaska was 82% complete and had a contract value of $209.7 million.

The Company advises the Staff that in future filings it will include such disclosure to the extent material. For example, the Company included the following disclosure in Note 1 of the Notes to Condensed Consolidated Financial Statements in the Form 10-Q at page 7 with respect to the power plant construction project in Alaska discussed above (which was the only project of the three discussed above that was ongoing during the quarter):

During the three months ended March 31, 2016, Quanta experienced engineering and performance issues during the testing and pre-commissioning phase of an ongoing power plant construction project in Alaska, which resulted in additional construction costs. As of March 31, 2016, Quanta had revised its estimate of the total costs necessary to complete this project, which resulted in the recognition of a project loss of $21.3 million during the period. At March 31, 2016, this project had a contract value of $201 million and was approximately 91% complete. This project is expected to be substantially complete in the third quarter of 2016. As this project continues through the final construction and commissioning phases, it is reasonably possible that additional performance issues or other unforeseen circumstances could occur and result in the recognition of additional losses.

U.S. Securities and Exchange Commission

•	… and the range of reasonably possible additional losses, if applicable; and

•	The nature and magnitude of other contracts for which material contract losses are reasonably possible.

Response:

A range of reasonable possible additional losses with respect to the Alaska contract discussed above was not, as of the date of filing, reasonably estimable because factors that may lead to possible losses were not quantifiable. The Company will further enhance its disclosure in future filings, to the extent applicable, to disclose that such range is not estimable. For example, the disclosure in Note 1 of the Notes to Condensed Consolidated Financial Statements in the Form 10-Q at page 7 discussed above would be revised as follows (marked to show changes from the Form 10-Q):

As this project continues through the final construction and commissioning phases, it is reasonably possible that additional performance issues or other unforeseen circumstances could occur and result in the recognition of additional losses on this project; however, such amounts cannot currently be estimated.

The Company further advises that, in future filings, it will disclose the current status of loss contracts and the range of reasonably possible additional losses, to the extent applicable and estimable. The Company notes that it discloses risks related to revenue, cost and profitability on fixed-priced contracts in Item 1A. Risk Factors in the Form 10-K at pages 13-14 under the captions “Our use of fixed price contracts could adversely affect our business, financial condition, results of operations and cash flows.” Management believes that this risk factor, along with other relevant disclosures in the Form 10-K, provide the reader with an understanding of the reasonable possibility of losses on projects that are inherent to the contracting industry.

Liquidity and Capital Resources, page 48

Contractual Obligations, page 55

3.	Please revise future filings to include estimated interest payments related to long-term debt.

Response:

The Company advises the Staff that it will revise its future filings to include disclosure of the amount of estimated annual interest payments on the Company’s revolving credit facility to which the Company would be contractually committed if the principal balance and interest rate at period end were to remain unchanged for the remainder of the term of the facility. For example, the contractual obligations table in the Form 10-Q would be revised as follows (marked to show changes from the Form 10-Q):

U.S. Securities and Exchange Commission

	Total	Remainder of 2016	2017	2018	2019	2020	Thereafter
Long-term debt - principal (1)	$403,042	$450	$2,365	$2,558	$—	$397,669	$—
Long-term debt - cash interest (1) (2)	87	65	22	—	—	—	—
Operating lease obligations	241,860	67,909	63,400	47,881	28,750	16,043	17,877
Capital lease and related interests obligations (~~[2]~~3)	5,385	1,321	1,717	1,461	886	—	—
Equipment purchase commitments	8,768	8,768	—	—	—	—	—
Capital commitment related to investments in unconsolidated affiliates (~~[3]~~4)	66,736	9,377	32,997	—	24,362	—	—

Total	$725,878	$87,890	$100,501	$51,900	$53,998	$413,712	$17,877

(1)

Amounts are recorded in our March 31, 2016 condensed consolidated balance sheet and include $397.7 million of outstanding revolving loans under our credit facility, which bear interest at variable market rates. Assuming the principal amount outstanding at March 31, 2016 remained outstanding and the interest rate in effect at March 31, 2016 remained the same, the annual cash interest expense with respect to the facility would be $[•] million, which interest would be payable for the remainder of the term of the facility which matures in December 2020.

(2)	Amounts relate to cash interest expenses on long-term debt other than the credit facility.
(~~2~~3)	Principal amounts of lease obligations are recorded in our March 31, 2016 condensed consolidated balance sheet.
(~~3~~4)

A return of capital from unconsolidated affiliates of approximately $43.5 million is anticipated in August 2017 and is not included in these amounts. As of March 31, 2016, we had made aggregate contributions to this unconsolidated affiliate of $6.7 million and had received $2.3 million as a return of capital.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, Revenue Recognition, page 98

4.

We note your disclosure that operating results for the years ended December 31, 2015 and 2014 were “impacted by less than 5% as a result of changes in contract estimates related to projects that were in progress at December 31, 2014 and 2013.” However, we also note that you recorded $73 million in contract losses during the year ended December 31, 2015. Please explain to us how you determine changes in contract estimates required to be disclosed and how you determine their impact on your operating results. It is not clear to us if or how the contract losses you recorded were considered in your change in estimate disclosures. If contract losses were not considered in your change in estimate disclosures, please tell us why.

Response:

The Company advises the Staff that management determines whether or not operating results were impacted by more than 5% as a result of aggregate changes in contract estimates based on an evaluation of all contracts that were in progress during the assessment period and accounted for under the percentage of completion method of accounting. As of December 31, 2015, this contract population included several thousand projects with a combined contract value of approximately $8 billion. Although this population included the three projects that contributed $73 million of losses during the year, it also included all other projects, which ranged from a high number of individually significant projects to an even higher number of individually

U.S. Securities and Exchange Commission

insignificant projects that were significant in the aggregate. As most projects are typically impacted by some degree of change in estimation from period to period, there is typically a normal distribution of changes that offset across the thousands of projects within this population.

As of December 31, 2015, the aggregate positive changes in contract estimates largely offset the aggregate negative changes in contract estimates. Specifically, Quanta’s gross profit for the year ended December 31, 2015 was negatively impacted by approximately 0.3% as a result of changes in contract estimates related to all projects that were in progress at December 31, 2014. In addition, the combined gross margin on all percentage of completion projects that were in progress at December 31, 2014 was 14.0%, as compared to 13.8% for those projects as of December 31, 2015.

When the Company’s operating results are meaningfully impacted from changes in estimates that are greater than 5% in the aggregate, management evaluates the directional impact of the change (i.e., either increasing or decreasing profits during the current period) and analyzes the contributing impact of all projects to identify whether the cause of the significant change is due to changes in estimates on individual projects or due to a general trend across a large number of projects. For example, the following disclosure was included the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015 at page 13:

Quanta’s operating results for the three months ended March 31, 2015 were positively impacted by approximately 8.9% as a result of changes in contract estimates related to projects that were in progress at December 31, 2014, primarily associated with an electric power infrastructure services project that experienced effective contract execution and a reduction in estimated total project costs as the project progressed from mid-construction to near completion during the three months ended March 31, 2015.

In future filings, management will continue to disclose whether the Company’s results for the period were significantly impacted as a result of changes in estimates and items materially impacting the Company’s consolidated results of operations, financial position or cash flows, as required by GAAP. Management considered the Staff’s comment while preparing comparable disclosures in the Form 10-Q at page 14 as follows:

During the three months ended March 31, 2016, Quanta experienced engineering and performance issues during the testing and pre-commissioning phase of an ongoing power plant construction project in Alaska, which resulted in additional construction costs. As of March 31, 2016, Quanta had revised its estimate of the total costs necessary to complete this project, which resulted in the recognition of a project loss of $21.3 million during the period. At March 31, 2016, this project had a contract value of $201 million and was approximately 91% complete. This project is expected to be substantially complete in the third quarter of 2016. As this project continues through the final construction and commissioning phases, it is reasonably possible that additional performance issues or other unforeseen circumstances could occur and result in the recognition of additional losses.

Including the impact of the loss on the power plant construction project in Alaska, Quanta’s operating results for the three months ended March 31, 2016 were

U.S. Securities and Exchange Commission

impacted by less than 5% as a result of aggregate changes in contract estimates related to projects that were in progress at December 31, 2015. Quanta’s operating results for the three months ended March 31, 2015 were positively impacted by approximately 9.4% as a result of aggregate changes in contract estimates related to projects that were in progress at December 31, 2014, primarily associated with an electric power infrastructure services project that experienced effective contract execution and a reduction in estimated total project costs as the project progressed from mid-construction to near completion during the three months ended March 31, 2015.

Please note that the referenced impact of 9.4% is different than the amount originally disclosed in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015 because of the impact of certain discontinued operations that were reported in 2015.

*****

U.S. Securities and Exchange Commission

Quanta Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6422 or by facsimile at (713) 629-7671.

Very truly yours,

/s/ Derrick A. Jensen
Derrick A. Jensen Chief Financial Officer

cc:	Worthing F. Jackman

Chairman, Audit Committee

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

David A. Carroway

PricewaterhouseCoopers LLP

Gene Oshman

Baker Botts L.L.P.